Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-111482
FREE WRITING PROSPECTUS RULE 433
18th January, 2006
A US$2 billion, 10-yr US$ Global issue is now priced for the Republic of Italy, rated Aa2/AA-/AA. Due 25 January 2016, the issue has a re-offer price of 99.340% equivalent to a spread of +52 basis points over UST 4.5% Nov-15. Joint lead managers are BNP Paribas, JPM and Lehman Brothers. Co-leads include Citigroup, CSFB, Deutsche Bank, Goldman Sachs, Merrill Lynch, Morgan Stanley and UBS. Fees total 0.15%. Settle January 25. Listing Luxembourg.Denoms 100K
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4227.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Issuer:
The Republic of Italy.
Securities Offered:
$2,000,000,000 principal amount of 4.75% Notes due 2016.
Maturity Date:
January 25, 2016.
Redemption Basis:
At par.
Interest Rate:
The Notes will bear interest from January 25, 2006, at the rate of 4.75% per annum, payable July 25, 2006 and thereafter semi-annually in arrears in two equal payments.
Interest Payment Dates:
January 25 and July 25 of each year commencing July 25, 2006, unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the interest Payment Date shall be the immediately succeeding Banking Day. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the preceding January 10 and July 10, as the case may be (the “Record Date”). Interest will be calculated on the basis of a 360-day year of twelve 30-day months. “Banking Day” means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close.
Markets:
The Notes are offered for sale in those jurisdictions in the United States, Europe and Asia where it is legal to make such offers.
Further Issues:
Italy reserves the right from time to time without the consent of the holders of the Notes to issue further securities having identical terms and conditions, so that such securities shall be consolidated with, form a single series with and increase the aggregate principal amount of, the Notes.
Listing:
Application has been made to list the Notes on the Luxembourg Stock Exchange, EuroMOT (Mercato Telematico Eurobbligazioni) and EuroMTS (Electronic trading platform for Euro and US dollar denominated agency, supranational and European sovereign debt securities).
Form and Settlement:
The Notes will be issued in the form of one or more global notes in fully registered form, without coupons, which will be deposited on or about January 25, 2006 (the “Closing Date”) with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company (“DTC”). Subject to certain exceptions, beneficial interests in the global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. (“Euroclear Bank”), as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC. Subject to certain exceptions, owners of beneficial interests in the global notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical deliver of Notes under the Notes or the fiscal agency agreement governing the Notes. It is expected that delivery of the Notes will be made, against payment therefore in same-day funds, on or about January 25, 2006.

Withholding Tax:
Principal of and interest on the Notes are payable by Italy without withholding or deduction for Italian withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to the proposed EU Directive on the taxation of savings income.
Redemption:
The Notes will not be redeemable prior to January 25, 2016.
Collective Action Clauses:
The Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses. Under these provisions, Italy may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes.
Governing Law:
The Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.
Underwriting:
The Underwriters named below, acting through their representative, JP Morgan Securities Ltd., have jointly and severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement dated September 16, 1993, as amended by and adhered to by the Underwriters by means of a Pricing Agreement dated January 18, 2006 (as amended, the “Underwriting Agreement”), to purchase from Italy the principal amount of each series of the Notes set forth opposite their name below:

	Principal Amount
Underwriter	of Notes
BNP Paribas Securities Corp.	US$	620,000,000
J.P. Morgan Securities Ltd.	US$	620,000,000
Lehman Brothers Inc.	US$	620,000,000
Citigroup Global Markets Inc.	US$	20,000,000
Credit Suisse Securities (Europe) Limited	US$	20,000,000
Deutsche Bank AG, London Branch	US$	20,000,000
Goldman Sachs International	US$	20,000,000
Merrill Lynch International	US$	20,000,000
Morgan Stanley & Co. International Limited	US$	20,000,000
UBS Limited	US$	20,000,000
Total	US$	2,000,000,000

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes, if any are taken.
The Underwriters propose to offer the Notes at the public offering price and to certain securities dealers at such price less a commission of up to 0.15 per cent. of the principal amount of the Notes. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.
Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.
Certain of the Underwriters and their respective affiliates may have from time to time performed investment banking and/or commercial banking services for Italy in the ordinary course of business and may do so in the future.
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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect +1-212-834-4227.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.